UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of November 2002

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X     Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes           No     X

HMY
LISTED
NYSE

Today, we're going Big!

To the Big Apple;
to the biggest securities
exchange in the world.

Today, 27 November 2002, Harmony transfers its stock listing to the New York Stock Exchange (NYSE). Now with increased visibility, liquidity and accessibility, your Harmony investment is truly, the apple of the market's eye.

For more information contact:
Corné Bobbert, Investor Relations Officer.
Tel: **+27 11 684 0146**
E-mail: **cbobbert@harmony.co.za**
Website: **www.harmony.co.za**

Harmony™
Think gold, think Harmony gold

JSE: HAR **NYSE**: HMY

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 27, 2002

Harmony Gold Mining Company Limited

By: /s/ Fred Baker Name: Fred Baker Title: Company Secretary